NEWS RELEASE

Canarc To Spin-Out Its Mexican Gold Projects To Subsidiary Company “ Caza Gold Corp.” And Distribute Shares of Caza Gold

 To Canarc Shareholders

Vancouver, BC - November 19, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it plans to spin-out its Mexican gold projects to a wholly-owned subsidiary company, Caza Gold Corp., and distribute approximately 80% of its shares of Caza Gold pro rata to Canarc shareholders under a Plan of Arrangement.

The purpose of the spin-out and distribution is for Canarc shareholders to realize the full potential of Canarc’s Mexican gold projects by advancing them through the financing of Caza Gold.  Caza Gold intends to carry out sufficient work on these projects so that it can apply for a listing of its shares on a Canadian recognized stock exchange in 2008.

As of the date of record for the distribution, Canarc shareholders will receive one common share of Caza Gold Corp. (approximately 80% of the Caza Gold common shares in total) for each five common shares of Canarc Resource Corp. In addition, Canarc will initially retain approximately 20% of its Caza Gold shares as an investment. Canarc will continue to use its contacts and expertise in Mexico to generate gold opportunities for the benefit of Caza Gold.

The date of record will be determined by the Company after receipt of court, shareholder and regulatory approvals. Canarc anticipates providing shareholders with additional details of the proposed transaction through an Information Circular in relation to convening an Extraordinary General Meeting of the Shareholders for shareholders to vote on the proposed distribution. The final structure of the share distribution that will be recommended to shareholders will be determined after further consultation with tax counsel.

Bradford Cooke, Chairman and CEO of Canarc commented, “ The spin-out of Canarc’s Mexican gold projects benefits shareholders in two ways: Firstly, it puts shares of the new company directly into the hands of Canarc shareholders under a Plan of Arrangement; and secondly, it allows the financing of Mexican gold projects through the new company without diluting Canarc’s share capital.”

Caza Gold will initially share management with Canarc but it is anticipated that a new management team will be appointed after the distribution. Caza Gold will then seek financing and a listing in order to continue acquiring and exploring strategic gold projects in Mexico. Canarc intends to focus on enhancing the value of its core asset, the New Polaris gold mine project in British Columbia and on pursuing strategic gold property acquisitions in Canada and the U.S.A.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.